SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                             Fort James Corporation
              (as successor by merger to Fort Howard Corporation)*
                                (Name of Issuer)

                          Common Stock, par value $.10
                         (Title of Class of Securities)

                                    347471104
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement |_|.

--------
* On August 13, 1997, a wholly owned subsidiary of James River Corporation was merged with and into Fort Howard Corporation. In connection with the merger, each shareholder of Fort Howard Corporation received 1.375 shares of James River Common Stock in exchange for each share held of Fort Howard Common Stock and James River Corporation was renamed Fort James Corporation.

---------------------                                     ----------------------
CUSIP No.  347471104                   13G                  Page 2 of 20 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Morgan Stanley Leveraged Equity Fund II, Inc.
                     06-1214256

--------------------------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
            3   SEC USE ONLY


--------------------------------------------------------------------------------
            4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

--------------------------------------------------------------------------------
                                     5   SOLE VOTING POWER
                                                          0
  NUMBER OF                         --------------------------------------------
    SHARES                           6   SHARED VOTING POWER
 BENEFICIALLY                               2,470,396
   OWNED BY                         --------------------------------------------
    EACH                             7   SOLE DISPOSITIVE POWER
  REPORTING                                             0
   PERSON                           --------------------------------------------
    WITH                             8   SHARED DISPOSITIVE POWER
                                            2,470,396
--------------------------------------------------------------------------------
            9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,470,396
--------------------------------------------------------------------------------
           10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                      |_|

--------------------------------------------------------------------------------
           11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    1.2
--------------------------------------------------------------------------------
           12   TYPE OF REPORTING PERSON
                    CO

--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  347471104                   13G                  Page 3 of 20 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Morgan Stanley Leveraged Equity Holdings, Inc.
                     13-3431127

--------------------------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
            3   SEC USE ONLY


--------------------------------------------------------------------------------
            4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

--------------------------------------------------------------------------------
                                     5   SOLE VOTING POWER
                                                        0
  NUMBER OF                         --------------------------------------------
    SHARES                           6   SHARED VOTING POWER
 BENEFICIALLY                                 389,982
   OWNED BY                         --------------------------------------------
    EACH                             7   SOLE DISPOSITIVE POWER
  REPORTING                                             0
   PERSON                           --------------------------------------------
    WITH                             8   SHARED DISPOSITIVE POWER
                                              389,982
--------------------------------------------------------------------------------
            9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   389,982
--------------------------------------------------------------------------------
           10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                      |_|

--------------------------------------------------------------------------------
           11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    Less than 1
--------------------------------------------------------------------------------
           12   TYPE OF REPORTING PERSON
                    CO

--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  347471104                   13G                  Page 4 of 20 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Morgan Stanley Equity Investors, Inc.
                     13-3504812

--------------------------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
            3   SEC USE ONLY


--------------------------------------------------------------------------------
            4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

--------------------------------------------------------------------------------
                                     5   SOLE VOTING POWER
                                                       0
  NUMBER OF                         --------------------------------------------
    SHARES                           6   SHARED VOTING POWER
 BENEFICIALLY                               370,606
   OWNED BY                         --------------------------------------------
    EACH                             7   SOLE DISPOSITIVE POWER
  REPORTING                                            0
   PERSON                           --------------------------------------------
    WITH                             8   SHARED DISPOSITIVE POWER
                                            370,606
--------------------------------------------------------------------------------
            9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   370,606
--------------------------------------------------------------------------------
           10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                      |_|

--------------------------------------------------------------------------------
           11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    Less than 1
--------------------------------------------------------------------------------
           12   TYPE OF REPORTING PERSON
                    CO

--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  347471104                   13G                  Page 5 of 20 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Morgan Stanley, Dean Witter, Discover & Co. (as successor by merger to Morgan Stanley Group, Inc.)
                     36-3145972

--------------------------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
            3   SEC USE ONLY


--------------------------------------------------------------------------------
            4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

--------------------------------------------------------------------------------
                                     5   SOLE VOTING POWER
                                             3,114,372
                                    --------------------------------------------
  NUMBER OF                          6   SHARED VOTING POWER
    SHARES                                  3,230,984
 BENEFICIALLY                       --------------------------------------------
   OWNED BY                          7   SOLE DISPOSITIVE POWER
    EACH                                     3,114,372
  REPORTING                         --------------------------------------------
   PERSON                            8   SHARED DISPOSITIVE POWER
    WITH                                     3,230,984

--------------------------------------------------------------------------------
            9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    6,345,356
--------------------------------------------------------------------------------
           10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                      |X|

--------------------------------------------------------------------------------
           11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    3.0
--------------------------------------------------------------------------------
           12   TYPE OF REPORTING PERSON
                    CO

--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  347471104                   13G                  Page 6 of 20 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     First Plaza Group Trust


--------------------------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
            3   SEC USE ONLY


--------------------------------------------------------------------------------
            4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
                                      5   SOLE VOTING POWER
                                                  0
  NUMBER OF                         --------------------------------------------
    SHARES                            6   SHARED VOTING POWER
 BENEFICIALLY                                 8,070,881
   OWNED BY                         --------------------------------------------
    EACH                              7   SOLE DISPOSITIVE POWER
  REPORTING                                       0
   PERSON                           --------------------------------------------
    WITH                              8   SHARED DISPOSITIVE POWER
                                              8,070,881

--------------------------------------------------------------------------------
            9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               8,070,881
--------------------------------------------------------------------------------
           10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                      |_|

--------------------------------------------------------------------------------
           11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    3.9
--------------------------------------------------------------------------------
           12   TYPE OF REPORTING PERSON
                    EP

--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  347471104                   13G                  Page 7 of 20 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     General Motors Investment Management Corporation


--------------------------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
            3   SEC USE ONLY


--------------------------------------------------------------------------------
            4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

--------------------------------------------------------------------------------
                                      5   SOLE VOTING POWER
                                                  0
  NUMBER OF                         --------------------------------------------
    SHARES                            6   SHARED VOTING POWER
 BENEFICIALLY                                 8,070,881
   OWNED BY                         --------------------------------------------
    EACH                              7   SOLE DISPOSITIVE POWER
  REPORTING                                       0
   PERSON                           --------------------------------------------
    WITH                              8   SHARED DISPOSITIVE POWER
                                              8,070,881

--------------------------------------------------------------------------------
            9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               8,070,881
--------------------------------------------------------------------------------
           10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                      |_|

--------------------------------------------------------------------------------
           11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    3.9
--------------------------------------------------------------------------------
           12   TYPE OF REPORTING PERSON
                    IA,  CO

--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  347471104                   13G                  Page 8 of 20 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Long Term Investment Trust
                     13-3187026

--------------------------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
            3   SEC USE ONLY


--------------------------------------------------------------------------------
            4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York

--------------------------------------------------------------------------------
                                      5   SOLE VOTING POWER
                                              0
  NUMBER OF                         --------------------------------------------
    SHARES                            6   SHARED VOTING POWER
 BENEFICIALLY                                 0
   OWNED BY                         --------------------------------------------
    EACH                              7   SOLE DISPOSITIVE POWER
  REPORTING                                   0
   PERSON                           --------------------------------------------
    WITH                              8   SHARED DISPOSITIVE POWER
                                              0

--------------------------------------------------------------------------------
            9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        0
--------------------------------------------------------------------------------
           10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                      |_|

--------------------------------------------------------------------------------
           11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    0
--------------------------------------------------------------------------------
           12   TYPE OF REPORTING PERSON
                    EP

--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  347471104                   13G                  Page 9 of 20 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Paul J. Schierl


--------------------------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
            3   SEC USE ONLY


--------------------------------------------------------------------------------
            4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

--------------------------------------------------------------------------------
                                      5   SOLE VOTING POWER
                                                41,250
  NUMBER OF                         --------------------------------------------
    SHARES                            6   SHARED VOTING POWER
 BENEFICIALLY                                    137
   OWNED BY                         --------------------------------------------
    EACH                              7   SOLE DISPOSITIVE POWER
  REPORTING                                     41,250
   PERSON                           --------------------------------------------
    WITH                              8   SHARED DISPOSITIVE POWER
                                                137

--------------------------------------------------------------------------------
            9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     41,387
--------------------------------------------------------------------------------
           10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                      |_|

--------------------------------------------------------------------------------
           11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    Less than 1
--------------------------------------------------------------------------------
           12   TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  347471104                   13G                  Page 10 of 20 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Paul J. Schierl Trust


--------------------------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
            3   SEC USE ONLY


--------------------------------------------------------------------------------
            4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Wisconsin

--------------------------------------------------------------------------------
                                      5   SOLE VOTING POWER
                                                         0
  NUMBER OF                         --------------------------------------------
    SHARES                            6   SHARED VOTING POWER
 BENEFICIALLY                                          137
   OWNED BY                         --------------------------------------------
    EACH                              7   SOLE DISPOSITIVE POWER
  REPORTING                                              0
   PERSON                           --------------------------------------------
    WITH                              8   SHARED DISPOSITIVE POWER
                                                       137

--------------------------------------------------------------------------------
            9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     137
--------------------------------------------------------------------------------
           10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                      |_|

--------------------------------------------------------------------------------
           11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    Less than 1
--------------------------------------------------------------------------------
           12   TYPE OF REPORTING PERSON
                    00

--------------------------------------------------------------------------------

---------------------                                     ----------------------
CUSIP No.  347471104                   13G                  Page 11 of 20 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Dr. David A. Cofrin


--------------------------------------------------------------------------------
            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|

--------------------------------------------------------------------------------
            3   SEC USE ONLY


--------------------------------------------------------------------------------
            4   CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

--------------------------------------------------------------------------------
                                      5   SOLE VOTING POWER
                                                1,498,750
  NUMBER OF                         --------------------------------------------
    SHARES                            6   SHARED VOTING POWER
 BENEFICIALLY                                   10,312
   OWNED BY                         --------------------------------------------
    EACH                              7   SOLE DISPOSITIVE POWER
  REPORTING                                     1,498,750
   PERSON                           --------------------------------------------
    WITH                              8   SHARED DISPOSITIVE POWER
                                                10,312

--------------------------------------------------------------------------------
            9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,509,062
--------------------------------------------------------------------------------
           10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                      |_|

--------------------------------------------------------------------------------
           11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    Less than 1
--------------------------------------------------------------------------------
           12   TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                                             Page 12 of 20 Pages

Item 1(a).    Name of Issuer.

         Fort James Corporation (the "Company"). On August 13, 1997, a wholly owned subsidiary of James River Corporation ("James River") was merged with and into Fort Howard Corporation ("Fort Howard"). In connection with the merger, each shareholder of Fort Howard received 1.375 shares of James River Common Stock in exchange for each share held of Fort Howard Common Stock and James River Corporation was renamed Fort James Corporation.

Item 1(b).    Address of Issuer's Principal Executive Offices.

         75 Tri-State International Office Center
         Suites 100 and 175
         Lincolnshire, Illinois  60069

Item 2(a).    Name of Person Filing.

         This statement is filed on behalf of the persons identified in Item 4 below. In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).    Address of Principal Business Office or, if None, Residence.

         The business address of Morgan Stanley, Dean Witter, Discover & Co. ("Morgan Stanley") is 1585 Broadway, New York, New York 10036.

         The business address of each of Morgan Stanley Leveraged Equity Fund II, Inc., Morgan Stanley Leveraged Equity Holdings, Inc. and Morgan Stanley Equity Investors Inc. is 1221 Avenue of the Americas, New York, New York 10020.

         The business address of First Plaza Group Trust is c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

         The business address of General Motors Investment Management Corporation is 767 Fifth Avenue, New York, New York 10153.

         The business address of Long Term Investment Trust is c/o AT&T Investment Management Corporation, One Oak Way, Berkeley Heights, New Jersey 07922.

         The business address of Paul J. Schierl is 200 S. Washington Street, Suite 305, Green Bay, WI 54301.

         The business address of Paul J. Schierl Trust is 200 S. Washington Street, Suite 305, Green Bay, WI 54301.

         The business address of Dr. David A. Cofrin is 141 North West 46th Street, Gainesville, FL 32607.

                                                             Page 13 of 20 Pages

Item 2(c).    Citizenship.

         Each of the persons filing this statement is a United States citizen, a corporation or limited partnership organized under the laws of a state of the United States or a trust created or governed under the laws of a state of the United States.


Item 2(d).    Title of Class of Securities.

         This statement relates to the Company's Common Stock, $.10 par value per share.


Item 2(e).    CUSIP Number.

              347471104


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)  |_| Broker or Dealer registered under Section 15 of the Act,

         (b)  |_| Bank as defined in Section 3(a)(6) of the Act,

         (c)  |_| Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) |_| Investment Company registered under Section 8 of the Investment Company Act,

         (e) |_| Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940,

         (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-
                  1(b)(1)(ii)(F),

         (g) |_| Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7),

         (h)  |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).

              Not applicable.


Item 4.  Ownership.
              (a), (b) and (c)

         The Company, Morgan Stanley (as successor by merger to Morgan Stanley Group, Inc.), certain other investors and certain management investors (each, a "Holder") were formerly parties to a stockholders agreement (the "Stockholders Agreement") of Fort Howard Corporation ("Fort Howard"), which contained

                                                             Page 14 of 20 Pages

certain restrictions with respect to the transferability of Fort Howard Common Stock by certain parties thereunder, certain registration rights granted by Fort Howard with respect to such shares and certain arrangements with respect to the nomination of designees to the Fort Howard Board of Directors.

         Under the terms of the Stockholders Agreement, if one or more Holders (other than the management investors) (each, a "Controlling Shareholder") sold a majority of the shares of Fort Howard Common Stock subject to the Stockholders Agreement to a third party, certain other Holders had the right to elect to sell on the same terms the same percentage of such other Holder's shares to the third party as the Controlling Shareholder was selling of its shares of Common Stock. In addition, if a Controlling Shareholder sold all of its shares of Fort Howard Common Stock to a third party, the Controlling Stockholder had the right to require that certain remaining Holders sell all of their shares to the third party on the same terms. Consistent with their relationship under the Stockholders Agreement, certain of the parties to the Stockholders Agreement and certain of their affiliates jointly filed a Statement on Schedule 13G on February 13, 1996 and an Amendment No. 1 to the Statement on Schedule 13-G on February 14, 1997.

         On August 13, 1997, a wholly owned subsidiary of James River was merged with and into Fort Howard. In connection with the merger, each shareholder of Fort Howard received 1.375 shares of James River Common Stock in exchange for each share held of Fort Howard Common Stock. In addition, upon consummation of the merger, the Stockholders Agreement was terminated on August 13, 1997. As a result, certain of the parties to the Stockholders Agreement and certain of their affiliates are filing this Amendment No. 2 to the Statement on Schedule 13-G to give notice that any group deemed to be formed as a result of the relationship created by the Stockholders Agreement has been dissolved and that all further filings with respect to transactions in the Company's Common Stock will be filed, if required, by the reporting persons named herein in their individual capacity.

         The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by the statement, other than the securities set forth opposite such person's name in the table below. The table below indicates the beneficial ownership of Common Stock as of December 31, 1997 of the persons filing this statement:

                                               Beneficial          Percent of
                                              Ownership (1)         Class (2)
                                              -------------        ----------

Morgan Stanley Leveraged                        2,470,396              1.2
     Equity Fund II, Inc. (3)

Morgan Stanley Leveraged                          389,982               *
     Equity Holdings, Inc. (3)

Morgan Stanley Equity Investors, Inc. (3)         370,606               *

Morgan Stanley, Dean Witter,                    6,345,356              3.0
     Discover & Co. (3)

First Plaza Group Trust (4)                     8,070,881              3.9

                                                             Page 15 of 20 Pages


                                               Beneficial          Percent of
                                              Ownership (1)         Class (2)
                                              -------------        ----------

Long Term Investment Trust (5)                          0              0

Paul J. Schierl (6)(7)                             41,387              *

Paul J. Schierl Trust (7)                             137              *

Dr. David A. Cofrin (8)                         1,509,062              *

--------------------------------------------------------------------------------


         (1) Each person has sole voting and dispositive power with respect to the shares shown as beneficially owned, except as indicated below.

         (2) Based on 209,300,000 shares of Common Stock outstanding as of December 31, 1997.

         (3) Morgan Stanley Leveraged Equity Fund II, Inc., Morgan Stanley Leveraged Equity Holdings, Inc. and Morgan Stanley Equity Investors, Inc. are wholly owned subsidiaries of Morgan Stanley. Morgan Stanley may be deemed to have shared voting and dispositive power with respect to any shares held by Morgan Stanley Leveraged Equity Fund II, Inc., Morgan Stanley Leveraged Equity Holdings, Inc. and Morgan Stanley Equity Investors, Inc. Also, Morgan Stanley owns directly 3,114,372 shares of Common Stock.

         (4) Mellon Bank, N.A., acts as the trustee (the "Trustee") for First Plaza Group Trust, a trust under and for the benefit of certain employee benefit plans of General Motors Corporation and its subsidiaries. The 8,070,881 shares of Common Stock held by the Trustee may be deemed to be beneficially owned by General Motors Investment Management Corporation ("GMIMCo"), a wholly owned subsidiary of General Motors Corporation. GMIMCo is serving as First Plaza Group Trust's investment manager with respect to the 8,070,881 shares of Common Stock held by the Trustee and in that capacity has sole power to direct the Trustee as to voting and disposition of such shares. Because of the Trustee's limited role, beneficial ownership by the Trustee is disclaimed.

         (5) Does not include 7,519,159 shares of Common Stock held for the Long Term Investment Trust for which State Street Global Advisors, Franklin Portfolio Associates, Capital Guardian Trust Company, Equinox Capital Management, Inc. and JP Morgan Investment Management, Inc. act as investment advisors. The Investment Advisors have sole voting and dispositive power over the shares held by the Long Term Investment Trust and, accordingly, beneficial ownership by the Long Term Investment Trust is disclaimed.

         (6) Includes 41,250 shares of Common Stock that are subject to acquisition within 60 days pursuant to the exercise of stock options.

         (7) Paul J. Schierl acts as the trustee to the Paul J. Schierl Trust (the "Schierl Trust") and may be deemed to beneficially own the 137 Shares of Common Stock held by the Schierl Trust.

         (8) Includes 10,312 shares of Common Stock held in the name of David A. Cofrin and Mary Ann H. Cofrin as joint tenants.

         * = less than 1%

                                                             Page 16 of 20 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|


Item 6.  Ownership of More than Five Percent on Behalf of
              Another Person.

              Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.


Item 8.  Identification and Classification of Members of the Group.

              See Exhibit 1.


Item 9.  Notice of Dissolution of Group.

              See response to Item 4 and Exhibit 1.


Item 10.      Certification.

              Not applicable.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998


                                    MORGAN STANLEY, DEAN WITTER,
                                       DISCOVER & CO.


                                    By: /s/ Peter R. Vogelsang
                                       -----------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary



                                    MORGAN STANLEY LEVERAGED
                                       EQUITY FUND II, INC.


                                    By: /s/ Peter R. Vogelsang
                                       -----------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary



                                    MORGAN STANLEY LEVERAGED
                                       EQUITY HOLDINGS, INC.


                                    By: /s/ Peter R. Vogelsang
                                       -----------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary



                                    MORGAN STANLEY EQUITY
                                       INVESTORS, INC.


                                    By: /s/ Peter R. Vogelsang
                                       -----------------------------------------
                                       Name:  Peter R. Vogelsang
                                       Title: Secretary

                                    FIRST PLAZA GROUP TRUST

                                    By:  Mellon Bank, N.A., its trustee (as
                                         directed by General Motors Investment
                                         Management Corporation) solely in its
                                         capacity as Trustee and not in its
                                         individual capacity

                                    By: /s/ Bernadette T. Rist
                                       -----------------------------------------
                                       Name:  Bernadette Rist
                                       Title: Authorized Signatory


                                    GENERAL MOTORS INVESTMENT
                                       MANAGEMENT CORPORATION

                                    By: /s/ Margaret M. Eisen
                                       -----------------------------------------
                                       Name:  Margaret M. Eisen
                                       Title: Managing Director,
                                              North American Equities



                                    LONG TERM INVESTMENT TRUST

                                    By:  AT&T Investment Management Corporation
                                         as named fiduciary of Trust

                                    By: /s/ Peter Rosoff
                                       -----------------------------------------
                                       Name:  Peter Rosoff
                                       Title: Vice President


                                    /s/ Paul J. Schierl
                                    --------------------------------------------
                                    Paul J. Schierl


                                    PAUL J. SCHIERL TRUST

                                    By: /s/ Paul J. Schierl
                                       -----------------------------------------
                                       Name:    Paul J. Schierl
                                       Title:   Trustee


                                    /s/ David A. Cofrin
                                    --------------------------------------------
                                    Dr. David A. Cofrin





         Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       Exhibit 1


         On August 13, 1997, a wholly owned subsidiary of James River Corporation ("James River") was merged with and into Fort Howard Corporation ("Fort Howard"). In connection with the merger, each shareholder of Fort Howard received 1.375 shares of James River Common Stock in exchange for each share held of Fort Howard Common Stock and James River Corporation was renamed Fort James Corporation (the "Company"). In addition, upon consummation of the merger, the Fort Howard Stockholders Agreement was terminated on August 13, 1997. As a result, certain of the parties to the Fort Howard Stockholders Agreement and certain of their affiliates are filing this Amendment No. 2 to the Statement on
Schedule 13-G to give notice that any group deemed to be formed as a result of the relationship created by the Fort Howard Stockholders Agreement, has been dissolved and that all further filings with respect to transactions in the Company's Common Stock will be filed, if required, by the reporting persons named below in their individual capacity.

            1.   Morgan Stanley, Dean Witter, Discover & Co.
                 (as successor by merger to Morgan Stanley Group, Inc.)
            2.   First Plaza Group Trust
            3.   Long Term Investment Trust (f/k/a AT&T Master Pension Trust)
            4.   Paul J. Schierl
            5.   Paul J. Schierl Trust
            6.   Dr. David A. Cofrin
            7.   Bankers Trust New York Corporation

                                                                       Exhibit 2
            [MORGAN STANLEY, DEAN WITTER, DISCOVER & CO. letterhead]

                                                                  MORGAN STANLEY


                             SECRETARY'S CERTIFICATE
                             -----------------------



                  I, Charlene R. Herzer, a duly elected and acting Assistant Secretary of Morgan Stanley, Dean Witter, Discover & Co., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certify that, as approved by a Unanimous Consent of Directors in Lieu of a Meeting dated as of May 31, 1997, Peter R. Vogelsang is authorized to sign any documents on behalf of the Corporation which are to be filed with any government or regulatory agency in connection with the Merchant Banking Division.

                  IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 11th day of February, 1998.




                                                         /s/ Charlene R. Herzer
                                                         ----------------------
                                                             Charlene R. Herzer
                                                             Assistant Secretary

[SEAL]